SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1H12 Results

Curitiba, Brazil, August 14, 2012 – Companhia Paranaense de Energia Copel (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the 1st half of 2012.
Copel’s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Caiuá Transmissora, Costa Oeste Transmissora, Integração Maranhense Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Cutia Empreendimentos Eólicos and Dominó Holdings. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

>    Net Operating Revenue: R$ 4,056 million.

>    Operating Income: R$ 700 million.

>    Net Income: R$ 505 million.

>    EPS (Earnings per Share): R$ 1.84.

>    EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 964 million.

>    Return on Shareholders’ Equity: 4.2% in the period.

>    Growth in Power Supply: 5.5%

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 06/29/2012	Var. % year	Index	Points 06/29/2012	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 38.40	16.3
			Ibovespa	54,355	(4.2)
CPLE6 (preferred B/ BM&FBovespa)	R$ 44.20	13.6
ELP (ADS/ Nyse)	US$ 21.68	3.3	DOW JONES	12,880	5.4
XCOP (preferred B/ Latibex)	€ 17.14	5.8	LATIBEX	2,712	(6.6)

LIST OF CONTENTS

1. General Information	3
1.1 3rd Tariff Revision Cicle Effect	3
1.2 Electricity Purchased for Resale, Use of Transmission Grid and Regulatory Charges	3
2. Income Statement	4
2.1 Net Operating Revenue	4
2.2 Operating Costs and Expenses	5
2.3 EBITDA	7
2.4 Equity in Results of Investees	7
2.5 Financial Results	7
2.6 Consolidated Net Income	7
3. Balance Sheet and Investment Program	8
3.1 Assets	8
4. Shareholding Structure	11
5. Consolidated Financial Statements	12
5.1 Assets	12
5.2 Liabilities	13
5.3 Income Statement	14
5.4 Cash Flow	15
6. Financial Statements – Wholly-Owned Subsidiaries	16
6.1 Assets	16
6.2 Liabilities	17
6.3 Income Statement	18
7. Power Market	19
7.2 Copel Distribuição’s Grid Market (TUSD)	20
7.3 Energy Flow	20
8. Supplementary Information	22
8.1 Tariffs	22
8.2 Main Operational and Financial Indicators	23
8.3 1H12 Results Conference Call	24

2

1. General Information

Copel’s net income totaled R$ 504.7 million in 1H12, down 21.4% from R$ 642.3 million in 1H11.

1.1 3rd Tariff Revision Cicle Effect

The reduction in net income is largely due to the 3rd cycle of the tariff revision, since the new regulatory remuneration base was below the Company’s expectations due to the variation in the fair value of these assets and the nonrecognition of the portion of investments made by Copel Distribuição between May 2008 and December 2011. The Management has filed an administrative proceeding with Aneel requesting the recognition of this portion of investments in the asset base of the current cycle.

In this context, Copel reduced the restatements estimated and not made in the cash flows from the portion of investments not included in the regulatory remuneration base and are not being disputed wit Aneel, totalling R$ 152.4 million, which was recognized in the 2Q12 results under financial expenses. Considering the effect of R$ 42.6 million arising from the change on the useful life of energy assets proposed in Aneel Resolution 474/12, which too passed through 1Q12 results under financial expenses, the financial assets of Copel Distribuição was reduced by R$ 195.0 million (R$ 128.7 million net of taxes) in 1H12.

1.2 Electricity Purchased for Resale, Use of Transmission Grid and Regulatory Charges (non manageable costs)

Another factor for the decline in net income was the rise in electricity purchased for resale, use of transmission grid and regulatory charges. The highlight is the 25.0% increase in “electricity purchased for resale” expenses, which totaled R$ 1,315.4 million and distributed as follows: R$ 888.8 million in CCEARs (R$ 769.7 million in 1H11), R$ 261.4 million in Itaipu (R$ 214.2 million in 1H11), and R$ 124.0 million in CCEE (R$ 16.6 million in 1H11). The 14.0% increase in CCEAR purchases is due to the inflation adjustment on the contracts, the market growth and the thermal dispatch (PLD) higher than the price of thermal contracts). Purchase of energy from Itaipu increased on account of the weaker real. Finally, CCEE purchases increased due to the sharp increase in PLD.

If the regulatory assets and liabilities were accounted for, the net effect of Compensation Account for Variations in Items from “Portion A” (CVA) over Copel Distribuição’s results would be a positive R$ 136.9 million in 1H12 (compared to R$ 114.6 million negative in 1H11). For more details, see Note No. 35 of our ITRs.

3

2. Income Statement

2.1 Net Operating Revenue

In 1H12, “net operating revenue” reached R$ 4,056.1 million, up 10.6% on the R$ 3,668.5 million recorded in 1H11. The most important variations were:

(i) the 5.5% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), basically due to: (a) the 4.0% upturn in captive market consumption and (b) the tariff increase as of June 24, 2011;

(ii) the 25.0% increase in revenue from “electricity sales to distributors”, due to (a) price increases under power purchase agreements in the regulated market (CCEAR) and bilateral agreements, and (b) increase in spot market prices, which increased revenue from the spot market (CCEE);

(iii) the 8.5% upturn in “use of the main transmission grid” item (TUSD and TUST revenue), due to: (a) market growth, (b) Copel Distribuição's period tariff adjustments, and (c) higher interest revenue from transmission assets;

(iv) the 10.9% decline in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 7.7% upturn in “telecommunications revenues”, thanks to new customers – the customer base increased from 1,100 in June 2011 to 2,039 in June 2012;

(vi) the 23.4% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.5% as of August 2011 and 4.5% as of March 2012) and higher gas sales (8.6% volume increase in the first half), mainly to the industrial segment, which accounted for 49.3% of sales volume; and

(viii) the 69.3% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant, following contractual adjustments with Petrobras and its dispatch as of March 2012.

4

						R$ '000

Income Statement	2Q12	1Q12	2Q11	1H12	1H11	Var.%
	(1)	(2)	(3)	(4)	(5)	(4/5)
Electricity sales to final customers	609,906	608,182	583,534	1,218,088	1,154,709	5.5
Electricity sales to distributors	428,377	421,031	318,001	849,408	679,255	25.0
Use of main transmission grid (TUSD/ TUST)	685,898	749,078	662,336	1,434,976	1,322,129	8.5
Construction revenue	141,069	105,194	155,889	246,263	276,455	(10.9)
Telecommunications revenues	30,543	30,845	28,776	61,388	57,015	7.7
Distribution of piped gas	83,328	69,833	67,189	153,161	124,143	23.4
Other operating revenues	52,349	40,475	26,583	92,824	54,832	69.3
Net operating revenues	2,031,470	2,024,638	1,842,308	4,056,108	3,668,538	10.6

2.2 Operating Costs and Expenses

In the first half of 2012, operating costs and expenses totaled R$ 3,368.7 million, a 16.7% increase over the R$ 2,886.6 million recorded in 1H11. The main variations were:

(I) the 25.0% increase in “electricity purchased for resale” on account of higher costs of energy purchase from Itaipu, auctions (CCEAR) and the spot market (CCEE);

						R$'000
Electricity Purchased for Resale	2Q12	1Q12	2Q11	1H12	1H11	Var. %
	(1)	(2)	(3)	(4)	(5)	(4/5)
Itaipu	140,855	120,520	104,070	261,375	214,186	22.0
CCEAR (Auction)	479,209	409,639	393,036	888,848	769,712	15.5
CCEE	74,155	49,840	(691)	123,995	16,621	646.0
Itiquira	33,246	33,560	25,955	66,806	62,758	6.5
Dona Francisca	16,433	16,443	15,110	32,876	31,015	6.0
Proinfa	32,167	33,235	25,836	65,402	51,497	27.0
( ) Pis/Pasep and Cofins	(64,192)	(59,688)	(55,791)	(123,880)	(93,443)	32.6
TOTAL	711,873	603,549	507,525	1,315,422	1,052,346	25.0

(ii) the 20.9% upturn in “charges for the use of the main transmission grid”, due to the start up of new assets in the system and higher charges (reserve energy – EER and systems services ESS);

(iii) in the first half of 2012, the “personnel and management” line totaled R$ 514.7 million, up 22.0% on the same period the previous year. This result is driven by: (a) the 5.1% headcount increase due to the Copel Dis insourcing policy and the Aneel resolution 414/10 which determines the opening of customer service jobs in municipalities with more than 10,000 inhabitants; (b) the 7.4% wage increase as of October 2011, (c) revision of the career and compensation structure as of June 1st, 2011. There was also a provision of R$ 14.9 million related to the adhesion of 44 employees to the Succession and Voluntary Redundancy Program – PSDV;

5

(iv) the balance of “pension and healthcare plans” reflects the accrual of liabilities pursuant to the 2012 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Resolution 600/2009, and the monthly installments of the two plans. For further details, see Note 20 “post employment benefits" in our Standardized Financial Statements;

(v) the 14.3% decline in “material and supplies”, mainly reflecting lower purchases of material for the power system;

(vi) “raw material and supplies for electricity generation” include expenses with the acquisition of coal for the Figueira thermal power plant;

(vii) the 48.9% upturn in “natural gas and supplies for the gas business", following the volume increase (8.6% up in 1H12), higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the effects of the recent depreciation of the real, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) a 13.5% increase in “third party services”, largely due to contractual adjustments and higher expenses with expansion and with the Company assets maintenance (metering, bill delivery, tree pruning, telephony, data processing and transmission, right of way cleaning and other services);

(ix) the variation in “provisions and reversals” was mainly caused by the provision of R$ 69.7 million related to the amounts provisioned for litigation involving the Company, in accordance with legal counsel’s opinion. This effect was partially offset by the reversal of R$ 37.1 million related to doubtful receivables from the energy sale from Mauá HPP based on management decision on Aneel Order No. 1.611/12; and

(x) the 11.2% decline in "construction costs”, as a result of investments in power distribution and transmission;

(xi) the 19.2% decrease in “other operating costs and expenses” due to the lower hydro generation in the period, and due to the transfer of transmission lines from the subsidiary Elejor to Copel Distribuição, accounted in 1H11.

6

						R$ '000

Operating Costs and Expenses	2Q12	1Q12	2Q11	1H12	1H11	Var.%
	(1)	(2)	(3)	(4)	(5)	(4/5)
Electricity purchased for resale	711,873	603,549	507,525	1,315,422	1,052,346	25.0
Charges for the use of main transmission grid	193,183	172,317	148,222	365,500	302,406	20.9
Personnel and management	287,412	227,244	236,600	514,656	421,869	22.0
Pension and healthcare plans	40,100	39,832	32,251	79,932	63,703	25.5
Material and supplies	18,577	15,263	18,643	33,840	39,507	(14.3)
Raw material and supplies for electricity generation	5,628	5,070	6,735	10,698	13,368	(20.0)
Natural gas and supplies for the gas business	66,493	49,801	43,583	116,294	78,082	48.9
Third party services	108,455	94,641	95,143	203,096	178,979	13.5
Depreciation and amortization	135,393	141,326	135,887	276,719	269,885	2.5
Provisions and reversals	23,072	67,744	48,534	90,816	46,300	96.1
Construction cost	141,513	103,322	155,488	244,835	275,570	(11.2)
Other operating costs and expenses	56,431	60,448	84,916	116,879	144,565	(19.2)
TOTAL	1,788,130	1,580,557	1,513,527	3,368,687	2,886,580	16.7

2.3 EBITDA

Between January and June 2012, EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization) totaled R$ 964.1 million, down 8.3% from the R$ 1,051.8 million in the same period of the previous year.

2.4 Equity in Results of Investees

Equity in investees reflects the gains and losses on the investments in Copel's investees. In 1H12, this figure comprises R$ 33.5 million from Dominó Holdings (Sanepar), R$ 4.2 million from Foz do Chopim Energética, R$ 3.7 million from Dona Francisca Energética and loss of R$4.8 million from Sercomtel Telecom.

2.5 Financial Results

Financial revenues fell by 3.0%, to R$ 299.1 million, due to the lower cash balance and the reduction in the CDI during the period, which implied lower return from financial investments, partially offset by higher interest for late payment on overdue electricity bills.

Financial expenses totaled R$ 323.5 million in the period, 100.5% higher year on year, chiefly due to the appropriation of R$ 195.0 million as a result of the remeasurement of the fair value of Copel Distribuição’s financial assets as a result of the effects of the 3rd cycle of the tariff revision (R$ 152.4 million) and the new useful life estimates, pursuant to Aneel Resolution 474/12 (R$ 42.6 million).

2.6 Consolidated Net Income

Copel recorded net income of R$ 504.7 million in 1H12, down 21.4% from the amount registered in 1H11.

7

3. Balance Sheet and Investment Program

3.1 Assets

On June 30, 2012, Copel total assets amounted to R$ 19,538.9 million, up 2.2% on the figure recorded on December 31, 2011.

3.1.1 Cash, Cash Equivalents and Financial Investments

On June 30, 2012, the cash, cash equivalents and short term financial investments of Copel’s wholly owned subsidiaries and controlled companies totaled R$ 1,132.1 million and were mostly invested in Bank Deposit Certificates (CDBs), government bonds and repo transactions. The investments earned an average yield of 101% of the Interbank Deposit Certificate (CDI) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,360.1 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

3.1.3 Accounts Receivable related to Concession

Based on the characteristics established in the electricity distribution and transmission concession contracts, management understands that the conditions for the adoption of Technical Interpretation ICPC 01 – Concession Agreements are met. ICPC 01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Property, Plant and Equipment

The Company adopted the deemed cost method to determine the fair value of the fixed assets of generation and telecommunications activities. These fixed assets are depreciated according to the straight line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable.

The estimated useful life, residual values and depreciation are reviewed on the closing balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

This line mostly comprises the intangible assets arising from Copel Distribuição’s concession agreements, consisting of exploration rights of construction and electricity supply services, which will be recovered by billing customers.

8

3.2 Liabilities and Controller’s Shareholders’ Equity

Copel’s consolidated debt totaled R$2,233.4 million on June 30, 2012, representing a debt/equity ratio of 18.3% on the controller’s shareholders’ equity.

The controller’s shareholders’ equity closed 1H12 at R$ 12,227.7 million, 3.4% higher than on December 31, 2011 and equivalent to R$ 44.68 per share (book value per share).

3.2.1 Debt Profile

The breakdown of the balances of loans and financing is shown in the table below:

				R$'000
		Short term	Long term	Total
	National Treasury	3,288	56,774	60,062
Foreign Currency	Eletrobras	6	8	14
	Total	3,294	56,782	60,076
	Eletrobras COPEL	53,004	202,399	255,403
	FINEP	1,964	2,928	4,892
Domestic Currency	BNDES/ Banco do Brasil S/A Mauá	16,317	372,619	388,936
	Banco do Brasil S/A and other	31,365	1,492,685	1,524,050
	Total	102,650	2,070,631	2,173,281
TOTAL		105,944	2,127,413	2,233,357

Loan and financing maturities are presented below:

						R$'000
	Short Term			Long Term
	Apr/12 Mar/13	Apr/13 Dec/13	2014	2015	2016	After 2016
Domestic Currency	102,650	176,756	739,241	571,194	252,334	331,106
Foreign Currency	3,294	1,356	1,360	-	-	54,066
TOTAL	105,944	178,112	740,601	571,194	252,334	385,172
Copel’s consolidated net debt (loans and financing less cash) trends are shown below:

9

3.2.2 Payables related to Concession – Use of Public Property (UBP)

It refers to the concession charges for the Use of Public Property (UBP) incurred since the execution of the project’s concession agreement until the end of concession.

				R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	44,041	1,220	-	45,261
Noncurrent liabilities	359,268	12,599	14,165	386,032

3.2.3 Reserves for Litigation

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains provisions for litigation for those cases assessed as probable losses.

The balances of provisions for contingencies are as follows:

				R$ '000
Consolidated	Jun/12	Dec/11	Jun/11	Var %
		(2)		(1 / 2)
Tax	303,105	281,937	301,038	7.5
Labor suits	129,563	128,505	140,049	0.8
Employees and Benefits	76,004	58,089	54,479	30.8
Civil	536,125	484,041	328,289	10.8
Suppliers	89,256	88,003	87,811	1.4
Civil and administrative claims	133,938	112,059	82,787	19.5
Easements	5,643	4,839	5,521	16.6
Condemnations and property	297,372	273,647	146,184	8.7
Customers	9,916	5,493	5,986	80.5
Environmental claims	130	104	42	25.0
Regulatory	48,322	48,147	38,885	0.4
TOTAL	1,093,249	1,000,823	862,782	9.2

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 1H12, totaled R$ 2,128.0 million distributed in lawsuits of the following natures: tax, R$ 1,131.8 million; civil, R$ 752.0 million; labor, R$ 226.1 million; and regulatory, R$ 18.1 million.

10

3.3 Investment Program

Copel investments from January to June 2012 and the maximum investment forecast for 2012 are presented below:

		R$ million
	Carried out	Scheduled
	1H12	2012
Generation and Transmission	462.4	1,069.9
HPP Mauá	54.1	89.1
HPP Colider	316.3	562.4
SHP Cavernoso II	33.4	50.6
Other	58.6	367.8
Distribution	285.5	1,105.0
Telecommunications	22.7	82.5
TOTAL	770.7	2,257.4

Copel’s estimated investments in new businesses in 2012 (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia and Guaraciaba Transmissora de Energia) total R$ 168.8 million.

4. Shareholding Structure

On June 30, 2012, paid up capital stock totaled R$ 6,910.0 million, composed of the following shares (with no par value) and main shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.7	100,904	78.7	120,654	44.0
BM&FBovespa	19,505	13.4	129	33.7	60,226	47.0	79,860	29.1
NYSE	116	0.1	-	-	40,595	31.7	40,711	14.9
LATIBEX	-	-	-	-	83	0.1	83	-
Other	551	0.4	255	66.3	40	-	846	0.3
TOTAL	145,031	100.0	384	100.0	128,240	100.0	273,655	100.0

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5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Jun/12	Dec/11	Jun/11	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,412,108	3,702,013	4,257,507	(7.8)	(19.9)
Cash and cash equivalents	673,765	1,049,125	1,676,318	(35.8)	(59.8)
Financial investments	458,358	584,687	533,588	(21.6)	(14.1)
Customers	1,490,924	1,368,366	1,414,535	9.0	5.4
Dividends receivable	8,342	17,906	7,859	(53.4)	6.1
CRC transferred to the State of Paraná	69,258	65,862	61,649	5.2	12.3
Receivables related to concession	99,077	80,626	66,563	22.9	48.8
Other receivables	198,905	161,313	185,253	23.3	7.4
Inventories	113,380	103,802	133,438	9.2	(15.0)
Income tax and social contribution	217,649	215,381	130,489	1.1	66.8
Other current taxes recoverable	69,349	50,357	36,611	37.7	89.4
Prepaid expenses	13,101	4,588	11,204	185.5	16.9
NONCURRENT	16,126,817	15,419,650	14,344,473	4.6	12.4
Long Term Assets	6,304,610	5,939,512	5,246,287	6.1	20.2
Financial investments	167,073	100,142	27,612	66.8	505.1
Customers	35,069	32,452	43,816	8.1	(20.0)
CRC transferred to the State of Paraná	1,290,803	1,280,598	1,288,387	0.8	0.2
Judicial deposits	551,825	430,817	399,405	28.1	38.2
Receivables related to concession	3,328,988	3,236,474	2,746,862	2.9	21.2
Other receivables	34,559	17,223	16,287	100.7	112.2
Income tax and social contribution	19,576	18,714	13,061	4.6	49.9
Other current taxes recoverable	76,066	77,912	77,481	(2.4)	(1.8)
Deferred income tax and social contribution	800,651	745,180	633,376	7.4	26.4
Investments	578,514	549,158	501,714	5.3	15.3
Property, plant and equipment	7,480,411	7,209,123	6,856,267	3.8	9.1
Intangible assets	1,763,282	1,721,857	1,740,205	2.4	1.3
TOTAL	19,538,925	19,121,663	18,601,980	2.2	5.0

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5.2 Liabilities
					R$'000
Liabilities	Jun/12	Dec/11	Jun/11	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	1,905,625	2,058,821	2,481,891	(7.4)	(23.2)
Accrued payroll costs	212,636	224,095	196,634	(5.1)	8.1
Suppliers	769,417	747,453	638,825	2.9	20.4
Income tax and social contribution	140,932	151,790	190,164	(7.2)	(25.9)
Other taxes payable	229,439	288,457	315,647	(20.5)	(27.3)
Loans and financing	105,944	116,487	704,594	(9.1)	(85.0)
Dividends payable	87,325	135,744	65,235	(35.7)	33.9
Post employment benefits	22,180	36,037	24,621	(38.5)	(9.9)
Regulatory charges	62,743	70,511	80,474	(11.0)	(22.0)
Research and development and energy e ciency	124,450	156,915	145,919	(20.7)	(14.7)
Payables related to concession use of public property	45,261	44,656	41,375	1.4	9.4
Other accounts payable	105,298	86,676	78,403	21.5	34.3
NON CURRENT	5,149,732	4,993,314	4,235,722	3.1	21.6
Suppliers	84,839	108,462	127,488	(21.8)	(33.5)
Tax liabilities	-	152	388	-	-
Deferred income tax and social contribution	875,794	927,910	901,688	(5.6)	(2.9)
Loans and financing	2,127,413	2,057,985	1,461,767	3.4	45.5
Post employment benefits	457,444	432,838	403,691	5.7	13.3
Research and development and energy efficiency	124,746	94,649	119,428	31.8	4.5
Payables related to the concession use of public property	386,032	370,442	358,474	4.2	7.7
Other accounts payable	217	53	16	309.4	1256.3
Reserve for litigation	1,093,247	1,000,823	862,782	9.2	26.7
SHAREHOLDERS' EQUITY	12,483,568	12,069,528	11,884,367	3.4	5.0
Attributed to controlling shareholders	12,227,708	11,826,694	11,637,035	3.4	5.1
Stock capital	6,910,000	6,910,000	6,910,000	-	-
Valuation adjustments	1,398,278	1,457,081	1,515,290	(4.0)	(7.7)
Legal reserves	536,187	536,187	478,302	-	12.1
Profit reserves	2,838,551	2,838,551	2,056,526	-	38.0
Proposed additional dividends	-	84,875	-	-	-
Accrued earnings	544,692	-	676,917	-	(19.5)
Attributed to minority shareholders	255,860	242,834	247,332	5.4	3.4
TOTAL	19,538,925	19,121,663	18,601,980	2.2	5.0

13

5.3 Income Statement

R$'000
Income Statement	2Q12	1Q12	2Q11	Var.%	1H12	1H11	var %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,031,470	2,024,638	1,842,308	10.3	4,056,108	3,668,538	10.6
Electricity sales to final customers	609,906	608,182	583,534	4.5	1,218,088	1,154,709	5.5
Electricity sales to distributors	428,377	421,031	318,001	34.7	849,408	679,255	25.0
Use of main transmission grid (TUSD and TUST)	685,898	749,078	662,336	3.6	1,434,976	1,322,129	8.5
Construction revenue	141,069	105,194	155,889	(9.5)	246,263	276,455	(10.9)
Telecommunications revenues	30,543	30,845	28,776	6.1	61,388	57,015	7.7
Distribution of piped gas	83,328	69,833	67,189	24.0	153,161	124,143	23.4
Other operating revenues	52,349	40,475	26,583	96.9	92,824	54,832	69.3
Operating costs and expenses	(1,788,130)	(1,580,557)	(1,513,527)	18.1	(3,368,687)	(2,886,580)	16.7
Electricity purchased for resale	(711,873)	(603,549)	(507,525)	40.3	(1,315,422)	(1,052,346)	25.0
Use of main transmission grid	(193,183)	(172,317)	(148,222)	30.3	(365,500)	(302,406)	20.9
Personnel and management	(287,412)	(227,244)	(236,600)	21.5	(514,656)	(421,869)	22.0
Pension and healthcare plans	(40,100)	(39,832)	(32,251)	24.3	(79,932)	(63,703)	25.5
Material and supplies	(18,577)	(15,263)	(18,643)	(0.4)	(33,840)	(39,507)	(14.3)
Raw material and supplies for electricity generation	(5,628)	(5,070)	(6,735)	(16.4)	(10,698)	(13,368)	(20.0)
Natural gas and supplies for the gas business	(66,493)	(49,801)	(43,583)	52.6	(116,294)	(78,082)	48.9
Third party services	(108,455)	(94,641)	(95,143)	14.0	(203,096)	(178,979)	13.5
Depreciation and amortization	(135,393)	(141,326)	(135,887)	(0.4)	(276,719)	(269,885)	2.5
Provisions and reversals	(23,072)	(67,744)	(48,534)	(52.5)	(90,816)	(46,300)	96.1
Construction cost	(141,513)	(103,322)	(155,488)	(9.0)	(244,835)	(275,570)	(11.2)
Other operating costs and expenses	(56,431)	(60,448)	(84,916)	(33.5)	(116,879)	(144,565)	(19.2)
EQUITY IN RESULTS OF INVESTEES	19,665	16,847	20,282	(3.0)	36,512	34,882	4.7
INCOME BEFORE FINANCIAL RESULTS AND TAXES	263,005	460,928	349,063	(24.7)	723,933	816,840	(11.4)
FINANCIAL RESULTS	(39,673)	15,286	36,779	(207.9)	(24,387)	147,139	(116.6)
Financial income	170,797	128,306	124,450	37.2	299,103	308,479	(3.0)
Financial expenses	(210,470)	(113,020)	(87,671)	140.1	(323,490)	(161,340)	100.5
OPERATING INCOME (EXPENSES)	223,332	476,214	385,842	(42.1)	699,546	963,979	(27.4)
INCOME TAX AND SOCIAL CONTRIBUTION	(38,391)	(156,469)	(128,359)	(70.1)	(194,860)	(321,667)	(39.4)
Income tax and social contribution	(106,144)	(193,330)	(164,195)	(35.4)	(299,474)	(439,161)	(31.8)
Deferred income tax and social contribution	67,753	36,861	35,836	89.1	104,614	117,494	(11.0)
NET INCOME (LOSS)	184,941	319,745	257,483	(28.2)	504,686	642,312	(21.4)
Attributed to the Company's controlling shareholders	177,535	314,125	255,178	(30.4)	491,660	634,659	(22.5)
Attributed to minority shareholders	7,406	5,620	2,305	221.3	13,026	7,653	70.2
EBITDA	378,733	585,407	464,668	18.5	964,140	1,051,843	(8.3)

14

5.4 Cash Flow

R$'000
Consolidated Cash Flow	1H12	1H11
Cash flow from operating activities
Net income for the period	504,686	642,312
Adjustments to reconcile net income with the cash provided by operating activities	677,941	616,210
Depreciation	169,424	164,884
Amortization of intangible assets concession	105,987	103,911
Amortization of intangible assets other	944	725
Amortization of investiments concession	364	364
Unrealized monetary and exchange variations, net	(1,617)	23,707
Accounts receivable tied to the concession fair value´s update	194,985
Remuneration of accounts receivable related to the concession	(173,311)	(146,513)
Equity in the results of investees	(36,512)	(34,882)
Income Tax and Social Contribution	299,474	439,161
Deferred Income Tax and Social Contribution	(104,614)	(117,494)
Provision for doubtful accounts	(12,284)	15,277
Provision for tax credit losses	(3,729)	15,773
Reserve for contingencies	106,829	15,250
Provisions for post employment benefits	85,694	67,347
Provision for research and development and energy efficiency	36,696	33,079
Loss on disposal of accounts receivables related to concession	3,807	12,569
Results on disposal of property, plant, and equipment	3,018	17,293
Results on disposal of intangible	2,786	5,759
Reduction (increase) of assets	(97,324)	(100,133)
Increase (reduction) of liabilities	(647,603)	(710,953)
Net cash generated by operating activities	437,700	447,436
Cash flow from investing activities
Financial investments	54,770	69,803
Additions to Cauiá – net effect of the cash acquired	(30)
Additions to Integração Maranhense net effect of the cash acquired	(53)
Additions to Matrinchã net effect of the cash acquired	(313)
Additions to Guaraciaba net effect of the cash acquired	(169)
Additions in investments	(6,893)	(111)
Additions to property, plant, and equipment:	(442,202)	(363,894)
Additions to intangible assets related to concessions	(358,110)	(321,894)
Additions to other intangible	(2,654)	(2,120)
Customer contributions	37,007	28,253
Net cash generated (used) by investing activities	(718,647)	(589,963)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	-	(19,689)
Loans and financing obtained	55,915	197,262
Amortization of principal amounts of loans and financing	(17,034)	(22,631)
Dividends and interest on capital paid	(133,294)	(130,513)
Net cash used by financing activities	(94,413)	24,429
Increase (decrease) in cash and cash equivalents	(375,360)	(118,098)
Cash and cash equivalents at the beginning of the period	1,049,125	1,794,416
Cash and cash equivalents at the end of the period	673,765	1,676,318
Variation in cash and cash equivalents	(375,360)	(118,098)

15

6. Financial Statements – Wholly Owned Subsidiaries

6.1 Assets

R$'000
Assets	GeT	DIS	TEL
CURRENT	931,612	2,013,280	47,662
Cash and cash equivalents	81,381	445,419	9,557
Financial investment	273,713	33,415
Customers	349,165	1,123,550	19,512
Dividends receivable	-	-	-
CRC transferred to the State of Paraná	-	69,258	-
Accounts receivable related to the concession	98,996	-	-
Other receivables	94,604	96,660	2,277
Inventories	25,491	77,554	8,986
Income Tax and Social Contribution	2,570	94,472	4,129
Other current taxes recoverable	5,110	60,932	3,120
Prepaid expenses	582	12,020	81
NONCURRENT	8,084,267	5,673,862	322,691
Long Term Assets	1,382,071	4,383,872	18,062
Financial investment	94,447	72,626	-
Customers	-	34,980	89
CRC transferred to the State of Paraná	-	1,290,803	-
Judicial deposits	21,917	256,330	1,024
Receivables related to concession	1,081,394	2,243,893	-
Other receivables	5,566	3,220	-
Other current taxes recoverable	2,717	62,403	8,518
Deferred Income tax and social contribution	176,030	419,617	8,431
Investments	406,851	4,012	-
Property, Plant and Equipment	6,252,347	-	287,809
Intangible Assets	42,998	1,285,978	16,820
TOTAL	9,015,879	7,687,142	370,353

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

16

6.2 Liabilities
R$'000
Liabilities	GeT	DIS	TEL
CURRENT	927,807	1,645,596	26,511
Accrued payroll costs	52,831	141,786	13,240
Suppliers	182,412	577,370	7,962
Income Tax and Social Contribution	124,371	-	774
Other taxes payable	16,401	201,331	3,447
Loans and financing	54,347	20,445	-
Dividends payable	435,840	457,063	-
Post employment benefits	5,966	15,444	770
Regulatory charges	6,044	56,699	-
Research and development and energy efficiency	13,973	108,672	-
Payables related to concession use of public property	1,220	-	-
Other accounts payable	34,402	66,786	318
NON CURRENT	1,970,949	2,359,526	65,063
Intercompany receivables	-	814,487	45,643
Suppliers	92,699	-	-
Deferred income tax and social contribution	821,356	16,870	-
Loans, and financing	473,733	739,933	-
Post employment benefits	124,656	312,608	18,975
Research and development and energy efficiency	40,545	84,201	-
Payables related to the concession use of public property	26,764	-	-
Reserve for litigation	391,196	391,427	445
SHAREHOLDERS' EQUITY	6,117,123	3,682,020	278,779
Attributed to controlling shareholders	-	-	-
Capital stock	3,505,994	2,624,841	194,755
Valuation adjustments	1,389,959	(7)	-
Legal Reserves	212,108	135,294	5,306
Profit reserves	589,331	883,575	62,685
Accrued earnings (losses)	419,731	38,317	16,033
TOTAL	9,015,879	7,687,142	370,353

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

17

6.3 Income Statement

R$'000
Income Statement	GeT	DIS	TEL
Operating revenues	1,098,973	2,785,612	84,010
Electricity sales to final customers	60,962	1,158,533
Electricity sales to distributors	797,827	93,154
Use of main transmission grid (TUSD/TUST)	199,137	1,288,057
Construction revenue	22,059	211,202
Telecommunications			81,374
Other operating revenues	18,988	34,666	2,636
Operating costs and expenses	(568,560)	(2,722,964)	(62,140)
Electricity purchase for resale	(52,966)	(1,409,526)
Use of main transmission grid	(104,062)	(300,604)
Personel and management	(124,712)	(344,837)	(30,199)
Pension and healthcare plans	(20,070)	(55,028)	(3,954)
Material and supplies	(8,652)	(23,201)	(961)
Raw material and supplies for electricity generation	(9,437)
Third party services	(44,059)	(159,313)	(8,476)
Depreciation and amortization	(129,976)	(94,900)	(13,170)
Provisions and reversals	7,523	(83,900)	(524)
Construction cost	(20,670)	(211,202)
Other operating costs and expenses	(61,479)	(40,453)	(4,856)
Equity in results of investees	6,467
Income before financial results and taxes	536,880	62,648	21,870
Financial Income (expenses)	14,211	(7,896)	1,683
Earnings before income taxes	551,091	54,752	23,553
Operating income	(182,928)	(82,016)	(7,640)
Deferred income tax and social contribution	(1,171)	65,581	120
Net Income	366,992	38,317	16,033

EBITDA	660,389	157,548	35,040
GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

18

7. Power Market

Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.5% between January and June of 2012.The captive market consumed 11,671 GWh, growing by 4.0%, while Copel’s GeT free market has grown 44.3%, reaching 648 GWh in the same period.

7.1 Captive Market

The industrial segment consumed 3,750 GWh, growing by 2.1% year to date. This result reflected (i) the higher industrial production in the State of Paraná, especially in the edition and printing, oil refining and production of ethanol, wood and food sectors, and (ii) the higher number of customers. At the end of June, this segment represented 32.1% of Copel’s captive market consumption, with the company supplying power to 83,186 captive industrial customers.

The residential segment consumed 3,247 GWh, a growth of 4.6%, led by the higher credit and income growth. At the end of June 2012, this segment represented 27.8% of Copel’s captive market consumption, with the company supplying power to 3,135,696 residential customers.

The commercial segment consumed 2,532 GWh, a growth of 4.3%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 21.7% of Copel’s captive market consumption, with the company supplying power to 323,493 captive commercial customers.

The rural segment consumed 1,049 GWh, growing by 8.7%, mainly due to the higher agricultural output in the State of Paraná. This segment represented 9.0% of Copel’s captive market consumption at the end of the period, with the company supplying power to 376,473 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,093 GWh, up 3.8% in the period. These segments represented 9.4% of Copel’s captive market consumption, totaling 52,585 customers at the end of the period.

The following table shows captive market trends by consumption segment:

GWh
Segment	2Q12	2Q11	Var. %	1H12	1H11	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Industrial	1,915	1,909	0.3	3,750	3,674	2.1
Residential	1,593	1,550	2.8	3,247	3,103	4.6
Commercial	1,208	1,195	1.1	2,532	2,429	4.3
Rural	496	460	7.9	1,049	965	8.7
Other	547	532	2.8	1,093	1,052	3.8
Captive Segment Total	5,759	5,646	2.0	11,671	11,22a3	4.0

19

7.2 Copel Distribuição’s Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 2.2%, as shown in the following table:

GWh
	2Q12	2Q11	Var.%	1H12	1H11	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5,759	5,646	2.0	11,671	11,223	4.0
Concession and permission holders	158	152	3.9	313	298	5.0
Free Customers (*)	767	787	(2.5)	1,420	1,591	(10.8)
Grid Market	6,684	6,585	1.5	13,404	13,112	2.2
* Total free customers supplied by COPEL GeT and other suppliers w ithin COPEL DIS’ concession area.

7.3 Energy Flow
Copel Consolidated
GWh
	1H12	1H11	Var.%
Own Generation	8,326	12,693	(34.4)
Purchased energy	15,811	13,664	15.7
Itaipu	2,609	2,615	(0.2)
Auction – CCEAR	9,462	9,063	4.4
Itiquira	454	451	0.7
Dona Francisca	305	309	(1.3)
CCEE (MCP)	504	380	32.6
MRE	1,593
Proinfa	292	258	13.2
Elejor	592	588	0.7
Total Available Power	24,137	26,357	(8.4)
Captive Market	11,671	11,223	4.0
Concessionaires	313	298	5.0
Free Customers	648	449	44.3
Bilateral Agreements	548	529	3.6
Auction – CCEAR	7,461	7,629	(2.2)
CCEE (MCP)	62	194	(68.0)
MRE	1,705	4,235	(59.7)
Losses and differences	1,729	1,800	(3.9)
Basic network losses	498	622	(19.9)
Distribution losses	1,099	1,051	4.6
CG contract allocation	132	127	3.9
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

20

Copel Geração e Transmissão
GWh
	1H12	1H11	Var. %
Own Generation	8,326	12,693	(34.4)
CCEE (MCP)	383	199	92.5
MRE	1,593	-	-
Dona Francisca	305	309	(1.3)
Total Available Power	10,607	13,201	(19.7)
Bilateral Agreements	548	529	3.6
CCEAR – COPEL Distribuição	662	657	0.8
CCEAR – Other	6,799	6,972	(2.5)
Free Customers	648	449	44.3
CCEE (MCP)	45	25	80.0
MRE	1,705	4,235	(59.7)
Losses and differences	200	334	(40.1)
Values subject to rounding adjustments.

Copel Distribuição
GWh
	1H12	1H11	Var. %
Itaipu	2,609	2,615	(0.2)
CCEAR – COPEL Geração e Transmissão	662	657	0.8
CCEAR – Other	8,682	8,268	5.0
CCEAR Adjustment auction	118	138	(14.5)
CCEE (MCP)	121	181	(33.2)
Itiquira	454	451	0.7
Proinfa	292	258	13.2
Elejor S.A	592	588	0.7
Available Power	13,530	13,156	2.8
Captive market	11,671	11,223	4.0
Wholesale	313	298	5.0
CCEE (MCP)	17	169	(89.9)
Losses and differences	1,529	1,466	4.3
Basic network losses	298	288	3.4
Distribution losses	1,099	1,051	4.6
CG contract allocation	132	127	4.0
Values subject to rounding adjustments.

21

8. Supplementary Information

8.1 Tariffs

Average Energy Purchase Tariffs

R$/MWh
Tariff	Average MW	Jun/12	Mar/12	Jun/11	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	569	113.36	96.34	85.95	17.7	31.9
Auction – CCEAR 2005 – 2012	934	80.51	79.41	75.84	1.4	6.2
Auction – CCEAR 2006 – 2013	452	94.39	92.97	88.84	1.5	6.2
Auction – CCEAR 2007 – 2014	157	134.32	132.76	126.37	1.2	6.3
Auction – CCEAR 2008 – 2015	69	113.55	111.75	106.94	1.6	6.2
Auction – CCEAR 2010 – H30	66	151.52	149.78	142.72	1.2	6.2
Auction – CCEAR 2010 – T15**	64	161.10	159.24	151.74	1.2	6.2
Auction – CCEAR 2011 – H30	58	156.20	154.40	147.12	1.2	6.2
Auction – CCEAR 2011 – T15**	54	177.63	175.58	167.31	1.2	6.2
Auction – CCEAR 2012 – T15**	117	159.35	157.51		1.2
Others Auctions***	205	145.53	144.03	142.92	1.0	1.8
Bilaterals	239	163.80	160.12	158.30	2.3	3.5
Total / Tarifa Média de Compra	2,985	114.02	109.37	105.05	4.3	8.5

* Furnas transport charge not included.
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
*** Products average price.

Average Tariffs for Electricity Sales to Final Customers – without ICMS
R$/MWh
Tariff	Jun/12	Mar/12	Jun/11	Var. %	Var. %
				(1/2)	(1/3)
Industrial*	207.23	211.24	219.64	(1.9)	(5.7)
Residential	299.82	299.49	290.58	0.1	3.2
Commercial	269.56	263.58	264.06	2.3	2.1
Rural	177.51	177.02	172.97	0.3	2.6
Other	208.29	206.18	203.66	1.0	2.3
Retail distribution average rate	243.19	243.60	242.99	(0.2)	0.1
* Free customers not included

Average Tariffs for Electricity Sales to Distributors

R$/MWh
Tariff	Average MW	Jun/12	Mar/12	Jun/11	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Auction CCEAR 2005 2012	859	80.79	79.28	76.06	1.9	6.2
Auction CCEAR 2006 2013	328	95.44	93.14	89.99	2.5	6.1
Auction CCEAR 2007 2014	76	106.04	104.24	99.72	1.7	6.3
Auction CCEAR 2008 2015	74	112.91	110.46	106.31	2.2	6.2
Auction CCEAR 2009 2016	218	128.40	126.37	120.67	1.6	6.4
Concession holders in the State of Paraná	71	134.80	132.46	135.27	1.8	(0.3)

22

8.2 Main Operational and Financial Indicators

June 30, 2012

Generation
Copel GeT power plants	19 (17 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds interest	6 (5 hydro and 1 thermal plant)
Copel GeT’s total installed capacity	4,552 MW
Installed capacity of Copel’s Corporate Partnerships(1) MW	606 MW
Copel GeT’s automated and remote controlled power plants	12
Copel’s corporate partnerships’ automated and remote controlled power plants	03

Transmission
Transmission lines	2,023 km
Substations	31 (100% automated)
Installed capacity of substations	10,902 MVA

Distribution (up to 230 kV)
Distribution networks and lines	185,510 km
Substations	356 (100% automated)
Installed capacity of substations	10,108 MVA
Number of municipalities served	396(2)
Number of localities served	1,114
Number of captive customers	4.0 million
DEC (outage duration per customer, in hours and hundredths of an hour)	4,91
FEC (outage frequency per customer)	3,92 times

Telecommunications
Fiber optic cables – main ring (interurban)	8,391 km
Self sustained fiber optic cables (urban)	17,101 km
Number of municipalities served in Paraná	356
Number of municipalities served in Santa Catarina	2
Number of customers	2.039

Administration
Number of employees (wholly owned subsidiaries)	9,540
Copel Geração e Transmissão	1,865
Copel Distribuição	7,181
Copel Telecomunicações	494
Consumers per employee	553

Financial
Book value per share	R$ 44.68 per share
EBITDA	R$ 964.1 million
Current liquidity ratio	1,79

Note:
(1) Proportional to the interest.
(2) 3 partially served municipalities in the rural area.

23

8.3 1H12 Results Conference Call

Copel will hold its 1H12 results conference call

> August 24, 2012 – 2:00 p.m. (US EST)
> Telephone: (+1 516) 3001066
> Code: Copel

A live webcast of the conference call will be available at www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: +55 (41) 3222 2027

Fax: +55 (41) 3331 2849

The information contained in this press release may contain forward looking statements that reflect the management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.